UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Monogram Residential Trust, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

60979P 105
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-8777

With a copy to:

Lee S. Parks
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON MIRELF V REIT Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON MIRELF V REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Realty V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105
1	NAME OF REPORTING PERSON Madison International Realty Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 2014 (the "Schedule 13D"), by the Reporting Persons (as defined below), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on May 1, 2015 ("Amendment No. 1") and Amendment No. 2, filed with the Securities and Exchange Commission on August 26, 2015 ("Amendment No. 2"), relating to the common stock, par value $0.0001 per share ("Common Stock"), of Monogram Residential Trust, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D shall remain in full force and effect.

This Amendment No. 3 is being filed by

•	MIRELF V REIT Investments LLC ("MIRELF V REIT Investments")
•	MIRELF V REIT ("MIRELF V REIT")
•	Madison International Real Estate Liquidity Fund V, LP ("MIRELF V")
•	Madison International Holdings V, LLC ("Holdings")
•	Madison International Realty V, LLC ("Realty")
•	Madison International Realty Holdings, LLC ("Realty Holdings")
•	Ronald M. Dickerman ("Mr. Dickerman" and, together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V, Holdings, Realty and Realty Holdings, the "Reporting Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following information:

The aggregate purchase price of the 1,024,134 shares of Common Stock (the "Third Additional Purchased Shares") acquired by MIRELF V REIT Investments since the filing of Amendment No. 2 on August 26, 2015 was $9,421,632.81, not including brokerage commissions or service charges.  The sources of the funds used by MIRELF V REIT Investments to purchase the Third Additional Purchased Shares were (i) funds provided by MIRELF V REIT from (A) cash on hand and (B) borrowings under MIRELF V REIT's subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation, and (ii) borrowings under an intercompany loan from a parallel fund vehicle, a portion of which MIRELF V REIT Investments has repaid with funds provided by MIRELF V REIT from MIRELF V investor capital calls, and the balance of which MIRELF V REIT Investments intends to repay with borrowings under the Amended Loan Documents.  Funds drawn under MIRELF V REIT's subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation are repaid from time to time with funds from MIRELF V investor capital calls, and, as of the date hereof, all of such borrowings have been repaid.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

MIRELF V REIT Investments acquired the Third Additional Purchased Shares for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 166,607,432 shares of Common Stock disclosed by the Issuer as outstanding as of October 31, 2015 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

By virtue of the relationships reported under Item 2, MIRELF V REIT, MIRELF V, Holdings, Realty, Realty Holdings and Mr. Dickerman may be deemed to have shared voting and dispositive power with respect to the Purchased Shares, the Additional Purchased Shares, the Second Additional Purchased Shares and the Third Additional Purchased Shares acquired by MIRELF V REIT Investments which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, constitute approximately 7.8% of the outstanding Common Stock.

Holdings, Realty, Realty Holdings and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF V REIT Investments, MIRELF V REIT and MIRELF V to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings, Realty, Realty Holdings or Mr. Dickerman.

(c)	Except as set forth on Schedule I hereto, none of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the 60 day period immediately preceding November 6, 2015.

(d)	By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares, the Additional Purchased Shares and the Second Additional Purchased Shares and the proceeds from the sale of such Purchased Shares, Additional Purchased Shares and Second Additional Purchased Shares.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

On April 29, 2015, MIRELF V REIT Investments entered into a Margin Loan Agreement with Morgan Stanley Bank, N.A., as lender (the "Lender"), and Morgan Stanley & Co. LLC, as calculation agent, and related collateral and security documents (collectively, the "Loan Documents"), pursuant to which, and subject to the terms therein, MIRELF V REIT Investments borrowed $34,462,147 ("Initial Borrowed Amount"). On November 5, 2015, MIRELF V REIT Investments amended the Loan Documents (together with the Loan Documents, the "Amended Loan Documents") to, among other things, borrow an additional $8,771,474 (together with the Initial Borrowed Amount, the "Borrowed Amount"). Under the terms of the Amended Loan Documents, MIRELF V REIT Investments has pledged and granted a security interest in certain collateral, which includes all of its shares of Common Stock (the "Pledged Shares"), in favor of the Lender as security for the Borrowed Amount. The Amended Loan Documents provide that the loan matures on or about April 29, 2018, but upon the occurrence of certain events that are customary with this type of loan, the Lender may exercise its right to require MIRELF V REIT Investments to pre-pay the Borrowed Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the Amended Loan Documents.

Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2015

MIRELF V REIT Investments LLC		MIRELF V REIT

By:	MIRELF V REIT,	By:	Madison International Real Estate Liquidity Fund V, LP,
	its Managing Member		its Trustee

By:	Madison International Real Estate Liquidity Fund V, LP,	By:	Madison International Holdings V, LLC,
	its Trustee		its General Partner

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund V, LP		Madison International Holdings V, LLC

By:	Madison International Holdings V, LLC,	By:	Madison International Realty Holdings, LLC,
	its General Partner		its Managing Member

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Realty V, LLC		Madison International Realty Holdings, LLC

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Ronald M. Dickerman

/s/ Ronald M. Dickerman

SCHEDULE I

Shares of Common Stock acquired or sold by MIRELF V REIT Investments during the past sixty (60) days.  The transactions described below were effected in the open market through brokers.

Trade Date	Shares Purchased	Price Per Share (1)	Total Price (1)
9/8/2015	16,200	$9.1400	$148,068.00
9/10/2015	64,000	$9.1484	$585,497.60
9/11/2015	15,900	$9.2021	$146,313.39
9/14/2015	2,000	$9.2500	$18,500.00
9/28/2015	59,188	$9.2794	$549,229.13
10/1/2015	101,846	$9.2582	$942,910.64
10/2/2015	200	$9.2550	$1,851.00
10/6/2015	104,700	$9.5439	$999,246.33

(1)	Not including any brokerage commissions or service charges.